Exhibit 17.1

David Koos

Chairman and Chief Executive Officer

Regen Biopharma

4700 Spring Street

La Mesa

October 30, 2015

Dear Dr. Koos

Please consider this letter my formal resignation from position of Chief Scientific Officer and Board Member of Regen Biopharma due to health reasons.

/s/ Thomas Ichim

Thomas Ichim